May 4, 2017

Michael Cain
Group General Counsel and Company Secretary

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Act”)
Ladies and Gentlemen:
Aspen Insurance Holdings Limited (the “Issuer”) hereby provides notice that disclosure of potential activity described in Section 13(r) of the Act has been included in the Issuer’s Annual Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the U.S. Securities and Exchange Commission on May 4, 2017.

Respectfully submitted,
Aspen Insurance Holdings Limited

By: /s/ Michael Cain
Name: Michael Cain
Title: Group General Counsel and Company Secretary